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SIMPSON THACHER & BARTLETT LLP
 425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

DIRECT DIAL NUMBER 212-455-2948	FACSIMILE (212) 455-2502	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM
February 17, 2005
VIA MESSENGER AND EDGAR
Re:	PanAmSat Holding Corporation Registration Statement on Form S-1/A File No. 333-121463
Registration Statement on Form S-4 File No. 333-121423

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

        On behalf of PanAmSat Holding Corporation (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated February 15, 2005 (the "comment letter") relating to the above-referenced Registration Statement on Form S-1/A filed on February 7, 2005 (the "S-1 Registration Statement") and Registration Statement on Form S-4 filed on December 17, 2004 (the "S-4 Registration Statement", and together with the S-1 Registration Statement, the "Registration Statements"). We have revised the S-1 Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 3 to the S-1 Registration Statement ("Amendment No. 3"), which reflects these revisions and also includes financial and other related information for the year ended December 31, 2004. We intend to revise the S-4 Registration Statement in response to the comment letter and any subsequent comments from the Staff once we have confirmation that the revisions in the S-1 Registration Statement adequately address the Staff's concerns.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 3.

Form S-1/A filed February 7, 2005

Prospectus Summary, page 1

1.
We note your revisions in response to our prior comment one. Please also state plainly in the first sentence of the first paragraph on page five that prior to the recapitalization PanAmSat was a publicly-held company whose common stock traded on NASDAQ and that, as a result of the recapitalization, PanAmSat became a private company.

  The Company has revised the disclosure on page 5 to address the Staff's comment.

2.
Please also add to your paragraph on page five other benefits received by the parties to the recapitalization, such as the $50 million transaction fee the sponsors received in connection with the recapitalization and the $6.5 million transaction bonus pool paid to executives and employees.

  The Company has revised the disclosure on pages 5 and 6 to address the Staff's comment.

3.
We note your response to our prior comment two. In addition to the changes already made, you should provide an aggregate dollar amount of all the benefits received (and to be received) by the Sponsors and management as a result of the August 2004 Recapitalization, October 2004 Contribution and the offering.

  The Company has revised the disclosure on page 6 to address the Staff's comment.

4.
We note your response to our prior comment three. If the Sponsors, management and one director incurred substantial debt in connection with their purchase of company stock from DirectTV, and if they intend on using the dividend to reduce or extinguish this debt, please address. We note the requirements of Item 404 of Regulation S-K.

  The Company respectfully informs the Staff that none of the parties noted on page 5 that purchased PanAmSat common stock from The DIRECTV Group (i.e., the Sponsors, certain members of management and one director) incurred debt in connection with such purchases. As a consequence, the Company does not believe that there are any matters related to the stock purchase at issue for which further disclosure is required under Item 404 of Regulation S-K.

Dividend Policy and Restrictions, page 30

  General

5.
We may have additional comments when you complete the information on page 33.

  The Company acknowledges that the Staff may have additional comments when this information is completed.

  Pro Forma Cash Available to Pay Dividends, page 34

6.
Revise the table on page 34 to subtract the payments of $9.5 million to cash out the restricted stock units and stock options and $5.0 million for bonuses paid to certain executives as described in note 12. Since these types of costs may occur in future periods, they should not be deducted from Adjusted EBITDA to arrive at the amount of cash to pay dividends.

  The Company respectfully advises the Staff that it does not believe the revision is appropriate. As mentioned in its response to prior comment 14, the calculation on pages 33 and 34 of cash available to pay dividends on a pro forma basis is intended to provide investors with additional information regarding the Company's ability to make future dividend payments. As with the $138.4 million of costs relating to debt tender offers, the payments of $9.5 million to cash out restricted stock units and stock options and $5.0 million of transaction-related bonuses, each as described in note 12, represent one-time costs incurred in connection with the Recapitalization. Specifically, the cashing out of the restricted stock units and stock options would not have taken place absent the Recapitalization, as their treatment was dictated by the terms of the transaction agreement entered into in April 2004 (as amended). Similarly, the payment of transaction-related bonuses was agreed to in connection with the execution of the April 2004 transaction agreement and was entirely separate from the process of paying ordinary course bonuses to executives. Costs of ordinary course bonuses to executives are (in comparison) not added back to Adjusted EBITDA in the calculation of pro forma cash available to pay dividends. Similar to the debt tender costs, these items are not anticipated to recur in the Initial Four Quarters or thereafter and were not financed from cash flow from operations. Accordingly, it remains the Company's belief that excluding these costs from the calculation of cash available to pay dividends provides investors with a more accurate sense of the Company's ability to make future dividend payments.

  Assumptions and Considerations, page 37

7.
In response to our prior comment 70 from our January 21, 2005 letter, you emphasized that, "to achieve [your business strategy] goals, [you] plan to increase the use of [y]our existing satellite fleet, improve connectivity to [y]our terrestrial network and continue to provide a 24/7 customer support organization." With this limited growth strategy in mind, please indicate your bases for the reasonableness of the expectation you give, in response to our prior comment number 18 from our February 4, 2005 letter, that you will have such a significant increase in cash flow from operations to offset the reduced cash and cash equivalents stemming from the recapitalization.

  The Company respectfully submits that it did not intend for its response to prior comment 18 to leave the impression that the Company expects a significant increase in cash flow from operations. The statement contained in the response to prior comment 18 was as follows (emphasis added):

      Historically, the Company has retained a significant amount of cash and cash equivalents on its balance sheet (approximately $784 million and $511 million as of December 31, 2002 and 2003, respectively) and has generated significant cash flows from operating activities (approximately $519 million and $473 million for the years ended December 31, 2002 and 2003, respectively). While the amount of cash and cash equivalents on the Company's balance sheet was reduced significantly as a result of the Recapitalization, the Company expects that this amount would again increase from cash flow from operations absent the adoption of the dividend policy, and would be retained for unplanned, non-specific future application, including potential acquisitions or investments in satellites or other equipment that are incremental to the Company's current business needs.

  To clarify, the Company has historically generated significant cash flows from operating activities and expects these cash flows to continue (but not significantly increase, as presumed in comment 7). The Company's prior response was intended to convey that because of continued significant cash flows from operations, the Company expects that the amount of cash and cash equivalents on the Company's balance sheet (which amounts had been reduced in connection with the Recapitalization) would increase absent the adoption of the dividend policy. The increase that is specified in the referenced text is the balance sheet item (cash and cash equivalents), not the statement of cash flows item (cash flow from operations).

  With respect to the excerpt from the Company's response to prior comment 70, the Company respectfully maintains that the statement is consistent with its response to prior comment 18. The Company does not believe that a shift in its policies relating to capital expenditures or operating expenses is required, or is expected to occur, to achieve its dividend policy objective.

Management's Discussion and Analysis, page 59

  Stock Compensation, page 109

8.
Please tell us what you mean by "general market conditions" in determining the fair value of the common stock on September 16, 2004 and October 19, 2004.

  The Company has revised the disclosure on page 97 to address the Staff's comment.

9.
We note your response to our prior comment 23. Please confirm whether you have backup capacity for any satellite that generated a material percentage of your revenues for fiscal 2004.

  In response to the Staff's comment, the Company confirms that, for every satellite that generated a material percentage of fiscal 2004 revenues, it maintains some form of backup capacity. This backup capacity may include any one or more of the following: an in-orbit spare satellite, a ground-based spare satellite, designated reserve transponders on the satellite or interim restoration capacity on other satellites. However, the Company does not maintain backups for all of its operating capacity. The Company believes that the availability of backup capacity addresses in part the operational risks relating to potential satellite anomalies but it does not believe that backup capacity eliminates those risks. The risks associated with satellite anomalies are further discussed in the "Risk Factors" section on page 22. The Company has provided additional disclosure on pages 74, 75, 119, 120 and 121, including a cross-reference to the "Risk Factors" section, to clarify this topic.

Management, page 144

  Summary Compensation Table, page 148

10.
Please revise to ensure the notes are associated with the appropriate award or explain to us how the $224,900 restricted stock awards to Messrs. Eaton and Inglese relate to the $1.5 million transaction bonus.

  The Company has revised the disclosure on page 134 to address the Staff's comment.

Underwriting, page 175

11.
We note your response to our prior comment 88 from our January 21, 2005 letter. Please tell us whether Merrill Lynch's procedures are the same as those that were previously cleared by us.

  The Company confirms that Merrill Lynch's procedures are the same as those previously cleared by the Staff.

12.
Regarding your response to our prior comment 26 from our February 4, 2005 letter, to address that procedures for online distributions previously cleared with us may have changed since clearance, please revise your communication from the underwriters' representatives to the syndicate by adding "and those procedures have not changed" to the end of the second clause.

  The proposed message to the syndicate has been revised in response to the Staff's comment.

Financial Statements

  Balance Sheet, page F-62

13.
We understand that you will address prior comment 32 when you include the balance sheet as of December 31, 2004.

  In response to the Staff's comment, the Company has included a pro forma column in the format requested on page F-4.

  Note 2. PanAmSat Merger, Subsequent Sale and Related Transactions, page F-65

14.
With regard to prior comment 93 dated January 21, 2005 we are confirming that you do not need to identify as predecessors the financial statements for periods prior to the date of the merger.

  The Company acknowledges the Staff's position on prior comment 93. The Company further notes that, contrary to the Company's response to prior comment 93, it has similarly concluded that it does not need to identify as predecessors the financial statements for periods prior to October 1, 2004 and has presented its financial statements in Amendment No. 3 accordingly.

  The Company concluded that it is not appropriate to identify separate predecessor and successor financials based on the following analysis. As described in our correspondence with the SEC's Office of the Chief Accountant, which has been previously provided to you on a supplemental basis, the contribution of PanAmSat to Holdco was accounted for as a recapitalization since neither a change in control nor a business combination occurred and Holdco was not a substantive operating entity. Accordingly, there was no change in the basis of the assets and liabilities of PanAmSat. It is, therefore, appropriate for Holdco to present all operations of PanAmSat prior to the contribution to Holdco in its December 31, 2004 financial statements as the operations of Holdco. The operations of PanAmSat prior to the contribution are reflected in the December 31, 2004 financials at their historical amounts.

  The Company has included additional disclosure on pages F-4 through F-7 of Amendment No. 3 reflecting this conclusion.

Form S-4 filed December 17, 2004

15.
To the extent applicable, revise to comply with the comments above.

  The Company respectfully notifies the Staff that it does not intend to further amend the S-4 Registration Statement until the review and comment process with respect to the S-1 Registration Statement has been completed.

* * * * * * *

        Please call me (212-455-2948) or Daniel B. Kamensky (212-455-2207) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours,
/s/ JOSEPH H. KAUFMAN Joseph H. Kaufman

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Form S-1/A filed February 7, 2005
Form S-4 filed December 17, 2004